GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04030880

14 June 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room ~~3004 (3-6)~~ 3011
450 5th Street
Northwest
Washington DC 20549
USA

3-2

SUPPL

RECD S.E.C.
JUN 21 2004
1086

Dew GKN PLC

Dear Sirs,

GKN plc - Notification of Directors' Interests and Announcement Date for 2004 Interim Results

For your information I enclose copies of the above announcements.

Yours faithfully,

S DeRitter

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

pp **David Pavey**
Assistant Company Secretary

Enc.

dw 6/22

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	**2. Name of shareholder having a major interest** FRANKLIN RESOURCES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER NAMED IN 2	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** Bank of New York – 236,595 Chase Nominees Limited – 59,611,945 Citibank – 395,183 Clydesdale Bank plc – 2,533,630 Euroclear Bruxelles – 17,781 Mellon Bank – 1,037,245 Merrill Lynch Intl Ltd – 1,923,850 Northern Trust Company – 716,549 Royal Trust Corp of Canada – 3,557,360 State Street Nominees Limited – 3,563,137

5. Number of shares/amount of stock acquired NOT KNOWN	**6. Percentage of issued class** NOT KNOWN	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50P EACH	**10. Date of transaction** NOT KNOWN	**11. Date company informed** 10 JUNE 2004

12. Total holding following this notification 73,593,275	**13. Total percentage holding of issued class following this notification** 10.02%

14. Any additional information	**15. Name of contact and telephone number for queries** DAVID PAVEY – 01527 533 295

16. Name and signature of authorised company official responsible for making this notification DAVID PAVEY ASSISTANT COMPANY SECRETARY [signature]
Date of notification 11 JUNE 2004

Announcement date for GKN 2004 Interim Results

GKN's interim results for the first six months of 2004 together with the 2004 interim dividend will be announced on Thursday, 5 August 2004.

G. Denham
Company Secretary

14 June 2004